03011437

SECU ... ION
Washington, D.C. 20549

RECEIVED FEB 2 8 2003 207

ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

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SEC FILE NUMBER
8 - ~~40771~~ 34988

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Compass Brokerage, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 South 20th Street
(No. and Street)

Birmingham	Alabama	35233
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark B. Tucker — (205) 297-5615 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

1901 6th Avenue North, Suite 1600	Birmingham	Alabama	35203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Compass Brokerage, Inc.

Statements of Financial Condition
as of December 31, 2002 and 2001

Oath or Affirmation

I, Clark B. Tucker, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement pertaining to the firm of Compass Brokerage, Inc., as of December 31, 2002, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Clark B Tucker

Signature

Chief Operating Officer

Title

Mary C. Lewelling

Notary Public

CONTENTS OF REPORT

This report** contains (check all applicable boxes):

- (a) Facing page
- ✓ (b) Statement of Financial Condition
- (c) Statement of Income
- (d) Statement of Cash Flows
- (e) Statement of Changes in Stockholder's Equity
- (f) Statement of Changes in Subordinated Debt
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation
- (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (n) Exemptive Provision under Rule 15c3-3.
- ✓ (o) Report of Independent Public Accountants on financial statement
- (p) Report of Independent Auditors on Internal Accounting Control

** For conditions of confidential treatment of certain portions of this Filing, see section 240.17a5(e)(3).

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1901 6th Avenue, North
Suite 1600
Birmingham AL 35203-2690
Telephone (205) 252 8400
Facsimile (205) 252 7776

Report of Independent Accountants

To the Board of Directors and Shareholder of
Compass Brokerage, Inc.:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Compass Brokerage, Inc. at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion. The statement of financial condition of the Company as of December 31, 2001 was audited by other independent accountants who have ceased operations. Those independent accountants expressed an unqualified opinion on that financial statement in their report dated February 19, 2002.

PricewaterhouseCoopers LLP

February 21, 2003

Compass Brokerage, Inc.
(A Wholly Owned Subsidiary of Compass Bank)
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash	$ 840,013	$ 835,860
Commission income receivable	1,011,180	404,858
Securities owned, at fair value	3,530,523	1,957,735
Furniture, equipment and capital improvements, less accumulated depreciation of $418,632 and $302,264 in 2002 and 2001, respectively	214,461	284,119
Deferred tax asset, net	-	70,340
Other assets	241,249	156,744
Total assets	$ 5,837,426	$ 3,709,656
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accounts payable and accrued expenses	$ 1,091,530	$ 474,062
Deferred tax liability, net	187,976	-
Securities sold but not yet purchased	10,081	10,077
Due to Parent	16,024	-
Total liabilities	1,305,611	484,139
Commitments, contingencies and guarantees *(Note 7)*		
Stockholder's equity:		
Common stock $.01 par value; 400,000 shares authorized; 1,000 shares issued and outstanding	10	10
Additional paid-in capital	774,990	274,990
Retained earnings	3,756,815	2,950,517
Total stockholder's equity	4,531,815	3,225,517
Total liabilities and stockholder's equity	$ 5,837,426	$ 3,709,656

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

Description of Business - Compass Brokerage, Inc. (the "Company") is an Alabama corporation and a wholly owned subsidiary of Compass Bank (the "Parent"), which is a wholly owned subsidiary of Compass Bancshares, Inc. (the "Holding Company"). The Company's operations consist of brokerage services whereby it acts as agent or riskless principal (on a "fully disclosed basis") for securities transactions placed by customers of the Company. The Company's customers may or may not be customers of the Parent.

The Company has a clearing agreement with a broker-dealer who is authorized to carry customer accounts. The clearing broker clears transactions for the Company's customers and carries the accounts of those customers on a fully disclosed basis. The Company is not authorized to carry customers' accounts and does not hold customers' funds or securities in connection with such transactions.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned - Securities owned are recorded on a trade date basis and are carried at fair value.

Furniture, Equipment, and Capital Improvements - Furniture, equipment, and capital improvements are recorded at cost.

Income Taxes - The Company is included in the consolidated federal income tax return of the Holding Company. Income taxes are allocated by the Holding Company based on a comprehensive income tax allocation policy. This policy provides that income taxes are allocated as if separate income tax returns are filed by each subsidiary, with the applicable tax rate being the statutory tax rate of the Holding Company.

Recent Accounting Pronouncements - On November 25, 2002, the FASB issued FASB Interpretation ("FIN") No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an Interpretation of FASB Statements No. 5, 57 and 107 and Rescission of FASB Interpretation No. 34*. FIN No. 45 clarifies the requirements of SFAS No. 5, Accounting for Contingencies, relating to the guarantor's accounting for, and disclosure of, the issuance of certain types of guarantees. The disclosure provisions of the Interpretation are effective for financial statements that end after December 15, 2002. However, the provisions for initial recognition and measurement are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002, irrespective of a guarantor's year-end. See Note 7 for additional discussion of the Company's financial guarantees as of December 31, 2002. The adoption of the initial recognition and measurement provisions as of January 1, 2003 did not have a material impact on the Company's financial condition.

Reclassifications – Certain amounts in the 2001 statement of financial condition have been reclassified to conform with the 2002 presentation. These reclassifications have no effect on previously reported total assets.

2. Securities Owned and Securities Sold, Not Yet Purchased

Marketable securities owned and securities sold, not yet purchased, consist of trading securities at market values, as follows:

	December 31, 2002		December 31, 2001	
	Owned	Sold Not Yet Purchased	Owned	Sold Not Yet Purchased
State and municipal obligations	$ 0	$ 10,081	$ 0	$ 10,077
Mutual funds	150,334	0	9,261	0
Money market funds	3,380,189	0	1,948,474	0
	$ 3,530,523	$ 10,081	$ 1,957,735	$ 10,077

3. Related Party Transactions

All of the Company's cash was on deposit with the Parent. Additionally, the securities owned balance includes $3,380,189 and $1,948,474 in money market funds managed by the Parent at December 31, 2002 and 2001, respectively.

The Parent provides certain administrative services to the Company, such as accounting, auditing, and human resource services.

Certain employees of the Company provide sales and support services to various insurance agencies owned by the Holding Company. The costs of these services are not separately identified by the Company; however, the Company is reimbursed by the insurance agencies for an amount that approximates such costs. The amount of the reimbursement is determined based on a percentage of the insurance agencies' revenues attributable to services provided by employees of the Company. Management believes the amount of the reimbursement is reasonable.

4. Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2002 and 2001, which are included in accounts payable and accrued expenses in 2002 and other assets in 2001, are presented below:

	2002	2001
Deferred tax assets:		
Commissions returns allowance	$ 33,932	$ 0
Pension	0	43,691
Medical benefits	30,951	25,036
Depreciation	9,674	1,613
Other	3,392	0
Total assets	77,949	70,340
Deferred tax liabilities:		
Pension	(247,543)	0
Other	(18,382)	0
Total liabilities	(265,925)	0
Net deferred tax (liability) asset	$ (187,976)	$ 70,340

5. Employee Benefit Plans

The employees of the Company participate in the following plans offered by the Holding Company: noncontributory pension plan, employee stock ownership plan, health insurance plan, and various other health-related plans. The actuarial information applicable to the Company's portion of the pension plan is not determinable. All costs associated with these plans are paid by the Parent and are pro rata allocated to the Company based on compensation of full-time employees.

6. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $3,386,233, which was $3,136,233 greater than its required net capital of $250,000, and the Company's aggregate indebtedness to net capital ratio was approximately 32.7%.

7. Commitments, Contingencies and Guarantees

The Company, in its capacity as a broker-dealer, is subject to litigation and various claims, as well as examination by regulatory agencies. On the basis of information furnished by legal counsel and others, management believes no matters are pending that will have a material adverse effect on the financial position of the Company.

The Company clears all of its securities transactions through a clearing broker on a fully disclosed basis. Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations.

As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing broker, the Company believes there is no maximum amount assignable to this right. At December 31, 2002, the Company has recorded no liability with regard to the right. During 2002, the Company paid the clearing broker an immaterial amount related to these guarantees.

In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing broker and all counterparties with which it conducts business.

8. Financial Instruments

Fair Value - SFAS No. 107, *Disclosures About Fair Value of Financial Instruments*, requires disclosure of estimated fair values of financial instruments, whether or not recognized in the statement of financial condition, for which it is practicable to estimate such values. Due to the nature of the operations of the Company, the Company's financial instruments recognized in the statements of financial condition are at quoted market prices or are of such short-term nature that their carrying values approximate their estimated fair values at December 31, 2002 and 2001. There were no derivatives or other off-balance sheet financial instruments at December 31, 2002 or 2001.

Concentrations of Credit Risk - The Company is engaged in various brokerage activities in which counterparties may include broker-dealers, insurance companies, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk to its commission income receivables. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit standing of each counterparty.